Exhibit 3.1

Amendments to Fifth Amended and Restated By-Laws

The text below reflects modifications reflected in the Sixth Amended and Restated By-Laws of ExlService Holdings, Inc., with additions (in red) and deletions (in red strikethrough):

1.	Director removal changes:

3.6 Removal. Unless otherwise restricted by applicable law, ~~Except~~ and except for Preferred Stock Directors, any Director or the Entire Board, may be removed from office at any time, ~~but only for cause~~ with or without cause, ~~and only~~ by the affirmative vote of at least ~~66 2/3%~~ a majority of the total voting power of the outstanding shares of stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class.

2.	Delaware exclusive forum bylaw:

7.7 Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Chancery Court”) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Corporation to the Corporation or the Stockholders, (iii) any action or proceeding asserting a claim pursuant to any provision of the General Corporation Law or the Certificate of Incorporation or these By-laws (in each case, as they may be amended or restated from time to time), or (iv) any action or proceeding as to which the General Corporation Law confers jurisdiction on the Chancery Court; or (v) any action or proceeding asserting a claim against the Corporation or any director, officer, employee or agent of the Corporation that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. In the event that the Chancery Court does not have jurisdiction, the Federal District Court for the District of Delaware shall be the sole and exclusive forum for each of the actions or proceedings described above. In the event that the Federal District Court for the District of Delaware does not have jurisdiction, any competent state court of the State of Delaware shall be the sole and exclusive forum for each of the actions or proceedings described above.

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of, and to have consented to, the provisions of this Section 7.7.

3.	Example of changes for gender neutrality:

5.5 ~~Chairman~~Chair. The ~~Chairman~~Chair, if one shall have been appointed, shall preside at all meetings of the Board and shall exercise such powers and perform such other duties as shall be determined from time to time by resolution of the Board.